Exhibit 99.1

NOTICE TO ATTEND THE ANNUAL GENERAL MEETING IN ECO WAVE POWER GLOBAL AB (PUBL)

The shareholders in Eco Wave Power Global AB (publ), reg. no. 559202-9499 (the “Company” or “EcoWave”), are hereby given notice to attend the annual general meeting at 10:00 a.m. on Thursday 30 June 2022. The meeting will be held through postal voting only (see below).

Pursuant to the Swedish Act (2022:121) on temporary exceptions to facilitate the execution of general meetings in companies and other associations, the board of directors has decided that the annual general meeting shall be held without physical presence of shareholders, proxies and/or external parties and that the shareholders shall have only the opportunity to vote by mail prior to the annual general meeting.

EcoWave welcomes all shareholders to exercise their voting rights at the annual general meeting through postal voting as described below. Information on the resolutions passed at the annual general meeting will be published on Thursday 30 June 2022, as soon as the result of the postal voting has been finally confirmed.

Notice

Shareholders wishing to participate at the meeting must:

(i)	be entered in the shareholders’ register, kept by Euroclear Sweden AB (the Swedish Central Securities Depository & Clearing Organisation), on the record day which is Tuesday 21 June 2022; and

(ii)	notify the Company of their attendance no later than Wednesday 29 June 2022 by casting their postal vote in accordance with the instructions under the heading “Postal voting” below so that the postal voting form is received by Setterwalls Advokatbyrå AB no later than that day. Please note that a notification to attend the general meeting can only be done by a postal vote.

A shareholder represented by proxy shall issue a power of attorney. Further instructions regarding this are available below under the heading ”Proxy voting”.

Nominee registered shares

Shareholders who have their shares registered in the name of a nominee must request temporary entry in the transcription of the share register kept by Euroclear Sweden AB (so-called voting rights registration) in order to be entitled to participate and vote for their shares at the meeting through postal voting. The shareholder must inform the nominee well in advance of Tuesday 21 June 2022, at which time the register entry must have been made. Voting rights registration that has been requested by the shareholder at such time that the registration has been completed by the nominee no later than Thursday 23 June 2022, will, however, be taken into account in the preparation of the share register.

Postal voting

The shareholders may exercise their voting rights at the annual general meeting only by voting in advance, so-called postal voting, in accordance with Section 22 of the Swedish Act (2022:121) on temporary exceptions to facilitate the execution of general meetings in companies and other associations.

A special form shall be used for postal voting. The form will be available on the Company’s website, www.ecowavepower.com. The postal voting form is considered as the notification of participation at the annual general meeting.

The completed voting form must be received by Setterwalls Advokatbyrå AB no later than Wednesday 29 June 2022. The form may be submitted by post to Setterwalls Advokatbyrå AB, Attn: Hugo Lemaire Månsson, P.O. Box 1050, 101 39 Stockholm, Sweden or via e-mail to hugo.lemairemansson@setterwalls.se.

The shareholder may not provide special instructions or conditions in the voting form. If so, the vote (i.e. the postal vote in its entirety) is invalid. Further instructions and conditions are included in the form for postal voting.

The shareholders may request in the postal voting form that a resolution on one or several of the matters on the proposed agenda below should be deferred to a so-called continued general meeting, which cannot be conducted solely by way of postal voting. Such general meeting shall take place if the annual general meeting so resolves or if shareholders with at least one tenth of all shares in the Company so requests.

Proxy voting

A shareholder represented by proxy shall issue a power of attorney which shall be dated and signed by the shareholder. If the shareholder postal votes by proxy, the power of attorney shall be enclosed to the form. If issued by a legal entity, the power of attorney shall also be accompanied by registration certificate or, if not applicable, equivalent documents of authority. Power of attorney forms for those shareholders wishing to postal vote by proxy will be available on the Company’s website www.ecowavepower.com.

Processing of personal data

For information regarding how your personal data is processed in connection with the annual general meeting, please refer to the privacy policy on Euroclear Sweden AB’s website, https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Proposed agenda

1.	Opening of the meeting and election of chairman of the meeting;
2.	Preparation and approval of the voting list;
3.	Election of one or two persons who shall approve the minutes of the meeting;
4.	Approval of the agenda;
5.	Determination of whether the meeting has been duly convened;
6.	Submission of the annual report and the auditor’s report as well as of the financial statements and the auditor’s report;
7.	Resolution in respect of adoption of the profit and loss statement and the balance sheet;

8.	Resolution in respect of allocation of the Company’s result according to the adopted balance sheet;
9.	Resolution in respect of the members of the board of directors’ and the CEO’s discharge from liability;
10.	Determination of the number of members of the board of directors as well as of the number of auditors;
11.	Determination of the fees payable to the members of the board of directors and the auditors;
12.	Election of members of the board of directors and auditors;
13.	Resolution on an authorization for the board of directors to increase the share capital;
14.	Resolution on an authorization for the board of directors to increase the share capital in the event of an impending takeover bid;
15.	Resolution on changes to the articles of association;
16.	Resolution on change of terms regarding issued warrants series 2020/2024:A;
17.	Resolution on change of terms regarding issued warrants series 2020/2024:B;
18.	Closing of the meeting.

Proposed resolutions by the board of directors

Item 1. Election of chairman

Marcus Nivinger (lawyer at Setterwalls Advokatbyrå) is proposed as chairman of the meeting, or if he is unable to attend the meeting, any other person proposed by the board of directors.

Item 2. Preparation and approval of the voting list

The voting list that is proposed for approval is the voting list to be prepared by Setterwalls Advokatbyrå AB on behalf of the Company, based on the shareholders’ register for the general meeting kept by Euroclear Sweden AB, and postal votes received, and approved by the person(s) appointed to approve the minutes.

Item 3. Election of one or two persons who shall approve the minutes of the meeting

The board of directors’ proposes that Mats Andersson is to be appointed as person verifying the minutes together with the chairman of the general meeting, or in the event he is prevented from doing so, the person the board of directors appoints instead. The person appointed to verify the minutes shall, apart from approving the minutes of the general meeting together with the chairman of the general meeting, check the voting list and that the result of received votes are correctly reflected in the minutes of the general meeting.

Item 8. Allocation of the Company’s result

The board of directors proposes that the Company’s result shall be carried forward in new account and that no dividend shall be paid for the financial year 2021.

Item 13. Resolution on an authorization for the board of directors to increase the share capital

The board of directors proposes that the general meeting resolves on an authorization for the board of directors to – for the period up to the next annual general meeting, with or without deviation from the shareholders’ preferential rights and at one or more occasions – resolve upon issuance of new shares, warrants and/or convertible debentures. Payment may be made in cash, in kind, through set-off of claims or otherwise be conditional. Deviation from the shareholders’ preferential rights shall be allowed in situations where a directed issue is deemed more appropriate for the Company due to timing, commercial or similar reasons, and in order to enable acquisitions.

The chairman of the board of directors, the CEO or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Item 14. Resolution on an authorization for the board of directors to increase the share capital in the event of an impending takeover bid

The board of directors proposes that the general meeting resolves on an authorization for the board of directors to – for the period up to the next annual general meeting, with or without deviation from the shareholders’ preferential rights and at one or more occasions – resolve upon issuance of new shares, warrants and/or convertible debentures. Payment may be made in cash, in kind, through set-off of claims or otherwise be conditional. Deviation from the shareholders’ preferential rights shall be allowed in order to prevent an impending takeover bid for shares and / or other share-related instruments in the Company, whereby the subscription price may fall below the market value. The authorization may only be used after completion of the planned delisting of the Company's shares from Nasdaq First North and provided that it does not contravene the Swedish Companies Act or other applicable laws.

The chairman of the board of directors, the CEO or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Item 15. Resolution on changes to the articles of association

The board of directors proposes that the general meeting resolves on amendments to § 6 of the articles of association with regard to the election of the Board members. The proposed changes consist of:

i)	a right for Inna Braverman and David Leb to, in connection with the annual general meeting, each appoint one (1) ordinary board member for the period until the end of the next annual general meeting, provided that the board subsequently consists of at least five members, as more than half of the members according to the Swedish Companies Act shall be appointed by the general meeting, and

ii)	a requirement for consent from both David Leb and Inna Braverman for a valid resolution to amend § 6 of the articles of association.

The chairman of the board of directors, the CEO or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Item 16. Resolution on change of terms regarding issued Warrant series 2020/2024:A

On the annual general meeting held on 26 June, 2020, it was resolved to implement Warrant series 2020/2024:A for employees, consisting of 1,055,845 warrants. Warrants under 2020/2024:A entitles the holder to subscribe for one (1) new share in the Company at an exercise price of SEK 0.02 during the period from 26 June, 2024 up to and including 31 December, 2024.

The board of directors proposes that the general meeting resolves on changes to the terms of Warrant series 2020/2024:A entailing an extension of the time period during which the warrants may be used for subscription of new shares from 26 June, 2024 until and including 31 December 2032.

Complete terms and conditions for Warrant series 2020/2024:A will be available on the Company’s website www.ecowavepower.com.

A valid resolution requires that the proposal is supported by shareholders representing at least nine-tenths (9/10) of the votes cast as well as of all shares represented at the meeting. The resolution is subject to the majority requirements in Chapter 16 of the Companies Act.

Proposed resolutions by shareholders

Items 10-12. Election of and remuneration to the board of directors and auditors

The board of directors today consists of the following four (4) ordinary members without deputy members: Mats Andersson (chairman), Elias Jacobson, David Leb and Inna Braverman. It is proposed that the board of directors shall consist of five (5) ordinary members without deputy members until the end of the next annual general meeting. Furthermore, it is proposed that one registered accounting firm shall be elected as auditor.

It is proposed that the fees payable to the board of directors for the period until the end of the next annual general meeting shall amount to a total of SEK 900,000 out of which SEK 300,000 shall be paid to the chairman and SEK 200,000 to each of the other ordinary members, except for Inna Braverman who will receive no board fee. It is proposed that the Company’s auditor shall be paid in accordance with approved quotes and invoices.

All current board members are proposed to be re-elected until the end of the next annual general meeting. Mats Andersson is proposed to be re-elected as chairman of the board of directors. Furthermore, an additional board member will be proposed for new-election on the meeting. The full list of proposed board members will be included in the postal voting form on the Company´s website at latest three weeks prior to the meeting.

It is proposed to re-elect the accounting firm Ernst & Young AB (E & Y) as the Company´s auditor. The auditor has notified that Nils Andreas Nyberg will continue as chief auditor.

Item 17. Resolution on change of terms regarding issued Warrant series 2020/2024:B

On the annual general meeting held on 26 June, 2020, it was resolved to implement Warrant series 2020/2024:B for board members, consisting of 527,922 warrants. Warrants under 2020/2024:B entitles the holder to subscribe for one (1) new share in the Company at an exercise price of SEK 9.38 during the period from 26 June, 2024 up to and including 31 December, 2024.

It is proposed that the general meeting resolves on changes to the terms of Warrant series 2020/2024:B, entailing an extension of the time period during which the warrants may be used for subscription of new shares from 26 June, 2024 until and including 31 December 2027.

Complete terms and conditions for Warrant series 2020/2024:B will be available on the Company’s website www.ecowavepower.com.

A valid resolution requires that the proposal is supported by shareholders representing at least nine-tenths (9/10) of the votes cast as well as of all shares represented at the meeting. The resolution is subject to the majority requirements in Chapter 16 of the Companies Act.

Number of shares and votes in the Company

The total number of shares in the Company at the time of issuance of this notice is 44,394,844. The Company does not hold any of its own shares.

Shareholders’ right to request information

The board of directors and the CEO shall, if any shareholder so requests and the board of directors believe that it can be done without material damage to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda or of the Company’s economic situation. Such duty to provide information also comprises the Company’s relation to the other group companies, the consolidated financial statements and such circumstances regarding subsidiaries which are set out in the foregoing sentence. A request for such information shall be made in writing no later than on Monday 20 June 2022. The information will be made available at the Company’s office from Saturday 25 June 2022, at the latest. The information will, from the same date, also be available on the Company’s website www.ecowavepower.com. The information will also be sent, within the same period of time, to the shareholder who has requested it and stated its address.

Documentation

The financial accounts, auditor’s report, complete proposals and other documents to be dealt with at the general meeting will be kept available at the Company’s office not later than three (3) weeks before the meeting. The documents will be sent free of charge to shareholders who so request and state their postal address. The documents will also be made available not later than the aforementioned date on the Company’s website www.ecowavepower.com. All the above mentioned documents will also be presented at the general meeting.

Stockholm, May 2022

The board of directors